UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Osasco, São Paulo, Brazil, February 20th, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Proposals of the Board of Directors to be submitted to the Stockholders of Banco
Bradesco S.A., in the Special Stockholders' Meeting of March 10, 2003.

1.   Increase   the   Company   Capital   by   R$399,000,000,   raising   it  to
     R$5,599,000,000, through the capitalization of the balance of the following accounts:  "Capital Reserve - Stock Premium " - R$7,435,082.12 and "Revenue
     Reserve - Statutory Reserve from 1989 to 1993" -  R$139,699,920.47,  and of part of the balance of the account  entitled  "Revenue  Reserve - Statutory
     Reserve from 1996 to 2000" - R$251,864,997.41,  without issue of stocks, in accordance with the First Paragraph of Article 169 of Law 6404/76, with the consequent  amendment of the main  provision of Article 6 of the  Corporate
     Bylaws.  If this proposal is approved,  the main  provision of Article 6 of the Corporate  Bylaws will read as follows,  after the  ratification of the process by the  Brazilian  Central Bank:  "Art. 6 ) The Company  Capital is
     five  billion,   five  hundred  and  ninety-nine  million  Brazilian  reais
     (R$5,599,000,000),   consisting   of  one   trillion,   four   hundred  and
     twenty-seven billion,  eight hundred and eighty million,  three hundred and
     one   thousand,   eight   hundred  and   thirty-seven   (1,427,880,301,837)
     nominative-book-entry  stock, with no par value, of which seven hundred and nineteen  billion,  three  hundred and forty-two  million,  six hundred and ninety thousand, three hundred and eighty-five (719,342,690,385) are common stock and seven hundred and eight  billion,  five hundred and  thirty-seven million,  six  hundred and eleven  thousand,  four  hundred  and  fifty-two
     (708,537,611,452)  are  preferred  stock  with no voting  rights,  but with priority  in the  redemption  of the Company  Capital,  in the event of the
     Company's  liquidation  and with all the rights and  advantages  granted to common  stock,  as well as  dividends  ten percent  (10%) higher than those assigned to common stock";

2.   Partially   amend  the  Corporate   Bylaws  in  Article  11,  altering  the
     periodicity  of the  meetings of the Board of  Directors,  from  monthly to quarterly,  and in the main  provision  of Article  12,  reducing  five (5)
     positions   of  Regional   Director  and  creating  one  (1)  of  Executive
     Vice-President,  one (1) of Managing  Director and three (3) of  Department
     Officers.  If this proposal is approved,  Article 11 and the main provision of Article  12 of the  Corporate  Bylaws  will read as  follows,  after the ratification  of the process by the Brazilian  Central Bank:  "Art. 11) The
     Board will meet  quarterly,  and whenever  necessary,  extraordinarily,  as called by its  Chairman,  or by half of the other acting  members.  Minutes will be  drawn  up for  each  meeting.  Art.  12) The  Company's  Board  of
     Executive Officers,  which is elected by the Board of Directors with a term of office of one (1) year,  consists of sixty-two  (62) to eighty-six  (86)
     members, whereas the number of Executive Officers ranges from nineteen (19)
     to twenty-six (26),  distributed in the following categories of office: one
     (1) Chief  Executive  Officer,  from seven (7) to ten (10)  Executive  Vice
     Presidents  and from eleven (11) to fifteen (15)  Managing  Directors.  The other  positions of the Board of Officers will be  distributed  as follows:
     from  forty-three  (43) to sixty  (60)  Department  Officers  and  Regional
     Directors,  whereas  the  number of  Department  Officers  will  range from twenty-eight (28) to thirty-nine (39) and the number of Regional  Directors from fifteen (15) to twenty-one (21).";

3.   In order to comply with the provisions of Brazilian Central Bank Circular #
     2824,  of June 18,  1998,  appoint  with  validity  until  the next  Annual
     Stockholders' Meeting the companies APPRAISAL - Avaliações e Engenharia S/C
     Ltda.  -  CNPJ  57.182.453/0001-01,   CONSULT  Consultoria,   Engenharia  e
     Avaliações  S/C  Ltda.  -  CNPJ  59.039.701/0002-68,   EMBRAESP  -  Empresa
     Brasileira  de Estudos de Patrimônio  S/C Ltda. - CNPJ  43.561.836/0001-78,
     ENGEBANC  Engenharia  e  Serviços  Ltda.  - CNPJ  69.026.144/0001-13,  H.M.
     Gerenciamento e Supervisão de Engenharia  Ltda. - CNPJ  30.903.645/0001-03,
     and PLANCONSULT S/C Ltda., CNPJ 51.163.798/0001-23, which will proceed with real estate appraisals in possible purchase and sale operations executed in this period between this Institution and its Associated Companies;

              Cidade de Deus, Osasco, São Paulo, February 20, 2003

                               Board of Directors

                       Lázaro de Mello Brandão - Chairman
                         Antônio Bornia - Vice Chairman
                             Dorival Antônio Bianchi
                        Mário da Silveira Teixeira Júnior
                         Márcio Artur Laurelli Cypriano
                               João Aguiar Alvarez
                          Denise Aguiar Alvarez Valente

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

We hereby  declare  that this is a true copy of an  excerpt  of the  Minutes  of
Extraordinary Meeting # 907, of the Bank's Board of Directors,  held on February
20, 2003, entered in a specific book.

                               Banco Bradesco S.A.
                          Milton Almicar Silva Vargas
                          Domingos Figueiredo de Abreu

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2003

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.